Sharp Performance, Inc.
12 Fox Run
Sherman, CT 06784-1741
(203) 746-8478

October 13, 2010

Via EDGAR and FedEx
H. Christopher Owings
Assistant Director
Mail Stop 3010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sharp Performance, Inc. S-1/A Filed February 12, 2010 File No. 333-162072

Dear Mr. Owings:

By letter dated March 12, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Sharp Performance, Inc. (“Sharp” or the “Company,” “we,” “us,” or “our”) with its comments to Amendment No.1 of the Company’s Registration Statement (the “Registration Statement”)  on Form S-1 filed on February 12, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s responses.

General

1.
We note your response to comment one of our letter dated October 22, 2009. In your response you state that you are not a blank check company, however on page 11 of your filing you appear to identify yourself as a blank check company by referring to “blank check companies like us.” In addition, in your response you state that you have commenced operations, however on page 5 of your filing you appear to state the opposite when you say that you “have been in the developmental stage since inception and have no significant operations to date.” Therefore, it continues to appear as though you are a blank check company as defined in Rule 419 of Regulation C. If you disagree, please provide us with an expanded and detailed explanation as to why Rule 419 does not apply to this your disclosure offering, expand your disclosure and provide more detail regarding your specific business plan, and disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. To the extent that you continue to believe that you are not a blank check company, please state this in your registration statement.

RESPONSE:  We have revised the inconsistencies in the Registration Statement so that it is clear that we are not a “blank check” company.  Since we believe that we are not a blank check company, we have removed the reference to us as a blank check company throughout the prospectus, including, without limitation, on page 11 of the prospectus.  We have also deleted the statement that we have “no significant operations to date” on page 5 and elsewhere in the prospectus where applicable because it is inconsistent with the disclosure about our operations in the rest of the prospectus.

Our management believes that we do not fall within the definition of a “blank check” company, which is defined in Rule 419 of the Securities Act of 1933, as amended (the “Act”), as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.  While we are in the development stage, we do have a specific business plan and purpose as described in the “Business” section of the prospectus (where we have expanded our disclosure), and our current purpose is not to engage in a merger or acquisition but to develop our business, and as such, we should not therefore be characterized as a “blank check company.”

2.
We note that you have revised your filing to include disclosure regarding the applicability of Rule 144 to shell companies. However, you do not appear to have revised your disclosure throughout the filing to state whether you currently are or are not a shell company. Accordingly, we re-issue comment two of our letter dated October 22, 2009.  See Rule 405 of Regulation C.”

RESPONSE:  In response to comment two of your letter dated October 22, 2009, in which you asked us to revise our disclosure throughout the filing to state that we are currently a shell company, we have removed the disclosure regarding the applicability of Rule 144 to shell companies because we are not a shell company, and have revised our disclosure throughout the prospectus to state that we are not a shell company and to describe the characteristics that do not make us a shell company..  Rule 405 of Regulation C promulgated under the Act defines a ‘shell company’ as a company that has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.  We do not fit the definition of a shell company because we do have operations as further described in the “Business” section of the prospectus.

3.
We note that you have revised the Summary Information section in response to comment three of our letter dated October 22, 2009. However, it appears that you have not revised the Risk Factors and Business sections in response to that comment. Accordingly, we re-issue comment three of our letter dated October 22, 2009 as it relates to the revision of the Risk Factors and Business sections.

RESPONSE: In response to comment three of your letter dated October 22, 2009, in which you ask us to clearly state whether we have commenced operations, that we are a development stage company; and that our auditors have issued a going concern opinion, we have added to the disclosure in the Risk Factors and Business sections.  See Risk Factors - We are a development stage company with limited operating history on which you can base your decision to invest in our Company” and “Risk Factors - Our auditors have substantial doubt about our ability to continue as a going concern.”

4.
We note your response to comment 29 of our letter dated October 22, 2009 and the fact that you issued shares of your securities in private placements in reliance on Regulation D.  However, it appears that you have not made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any filings on form D in connection with the offerings.

RESPONSE:  We will make a filing on Form D to provide notice that we have sold unregistered securities.

Risk Factors, page 5

5.
We note your revised disclosure in response to comment four of our letter dated October 22, 2009. However, it does not appear that you have deleted the second sentence of the first paragraph in this section. Accordingly, we re-issue this comment.

RESPONSE:  In response to comment four of your letter dated October 22, 2009, in which you asked us to delete the second sentence, we have deleted this second sentence, which states “There may be additional risks and uncertainties not currently known to us that may impair our business operations.”

If a market develops for our shares….  page 11

6.
We note your revised disclosure in response to comment eight of our letter dated October 22, 2009. Please revise your disclosure to clarify whether the exception to the prohibition on the use of Rule 144 by shell companies currently applies to you. If it does not, please consider removing the discussion of the exception entirely or tell us why you think it is appropriate to leave it in. This comment also applies to the discussion on page 17.

RESPONSE:  We have deleted the disclosure regarding the applicability of Rule 144 to shell companies because it does not apply to us.  We have also removed this disclosure under “Plan of Distribution – Rule 144”.

Determination of Offering, Price, page 12

7.
We note your revised disclosure in response to comment nine of our letter dated October 22, 2009. Please revise to clarify, as you state in your response letter, that the selling shareholders “determined that they are prepared” to sell the stock at $0.20 per share after discussions between you and the selling shareholders.”  Please also clarify whether the determination of this was based on any particular factors or was arbitrary.

RESPONSE:  We have deleted this statement because the offering price was determined by our management’s good faith estimate of the price of the shares, and not as the result of discussions between us and the selling shareholders nor any determination by the selling shareholders to sell their stock at $0.20 per share.  As a result, the offering price  is not related to an existing market price or other factor. See “Determination of Offering Price” and “Plan of Distribution – Selling Security Holders Distribution.”

Business, page 21

8.
We note your revised disclosure in response to comment 11 of our letter dated October 22, 2009. Please also disclose the year in which Sharp Performance Associates, LLC was formed, as well as the date on which you acquired 100% of the ownership interest in Sharp Performance Associates, LLC.

RESPONSE:  We added the statement that Sharp Performance Associates, LLC was formed on June 5, 2008 and that we acquired Sharp Performance Associates, LLC on June 5, 2008 in our disclosure in “Summary of Corporate Background,” “Business – Corporate History,” “Transactions with Related Persons, Promoters and Certain Control Persons,” and elsewhere as appropriate throughout the prospectus.

9.	Please also disclose whether Newman-Sharp Racing and Bob Sharp Motors are still in business, with a view to explaining why these businesses are relevant to yours.

RESPONSE:  We have moved the discussion about Newman-Sharp Racing and Bob Sharp Motors from “Business – Corporate History” to the biography of Mr. Robert J. Sharp, our President and Chief Executive Officer.  The disclosure about Newman-Sharp Racing and Bob Sharp Motors, neither of which is still in business, is relevant to our business to the extent that it illustrates the depth of Mr. Sharp’s expertise in the automotive industry.

10
We note your response to comment 13 of our letter dated October 22, 2009, however, it is still not clear how you intend to generate revenues, once you have resumed operations. For example, please tell us how you intend to obtain clients and retain them at a level that will cause your company to generate revenues and, eventually, be profitable.

RESPONSE: As of the date of this response letter, we have resumed operations.  As more greatly discussed under the heading “Business – Marketing”, we intend to obtain clients and retain them by leveraging Mr. Sharp’s well-established name within the automotive industry. Furthermore, because the GT-33 is advertised as Mr. Sharp’s unique creation, we are directly marketed by Mr. Sharp.  We believe that Mr. Sharp’s notoriety and the customization can positively affect dealership profits, improve customer satisfaction and loyalty, and greatly increase public exposure, resulting in the generation of revenues for our Company.

11.
We note your response and revised disclosure in response to comment 14 of our letter dated October 22,2009. We note your indication that the GT-33 models “are used to attract attention in advertisements, in the showroom and at car shows.” Please explain. In this regard, we note that the dealership absorbs the costs of the customization process.

RESPONSE:  We have explained why GT-33 models “are used to attract attention in advertisements, in the showroom and at car shows”, thus increasing foot traffic and potential sales, which is why the dealership absorbs the costs of the customization process.  See “Business – Marketing”.

12.
We note your revised disclosure in response to comment 15 of our letter dated October 22, 2009. Please describe the manner in which you have “ownership of rights to the GT-33 customization” considering that you have no patents, registered trademarks or licenses.”

RESPONSE:  We have explained that we consider ourselves as having ownership of rights to the GT-33 customization because the GT-33 wears a custom badge featuring the same GT-33 logo Mr. Sharp raced with and Mr. Sharp’s personal signature. The customization is unique to Mr. Sharp because the creative process is based upon Mr. Sharp’s years of technical expertise and automotive acumen.  See “Business – Our Business”

Annual Financial Statements, page F-l

Notes to Consolidated Financial Statements, page F-7

Note 2 - Summary' of Significant Accounting Policies, page F-7

13.	We reviewed your response to comment 19 of our letter dated October 22, 2009. Please explain your consideration of Section 5290:05 of the AICPA's Technical Questions and Answers.

RESPONSE:  We have received executed investor questionnaires on which we relied to determine whether such investor is accredited or non-accredited.

SFAS-5 (ASC 450-20-25-2) requires that all liabilities that have been incurred at balance sheet date, where the amount can be reasonably estimated should be accrued.

The Company’s position is that the liability has been incurred as the audit has to be done for that year and the amount is defined in the engagement letter.

In addition under the matching principle of accounting, the expense for the audit of any particular period should be recorded in that period.

Unaudited Financial Statements, page F-IO

Statement of Changes in Stockholders' Equity for the Period from June 5, 2008

('Inception') to December 31. 2009. page F-12

14.	Please revise the line description of the 5,000,000 shares issued to the 5,000,000 shares issued line item description on page F-5.

RESPONSE:  The line description of the 5,000,000 shares issued to the 5,000,000 shares issued line item description on page F-5 has been revised.

Notes to Consolidated Financial Statements, page F-14

Note 2 - Summary of Significant Accounting Policies, page F-14
Recent Pronouncements, page F-l 5

15.
Since the referenced guidance in FASB ASC 323-10 and ASC 730 appears to have been effective as of July 1, 2009, please revise to disclose the impact of adoption or remove your disclosure regarding FASB ASC 323-10 and ASC 730.

RESPONSE: We have removed our disclosure regarding FASB ASC 323-10 and ASC 730 as it does not apply to our Company.

Management's Discussion and Analysis and Results of Operations, page 24

General, page 24

16.
We note your revision on page 24 in response to comment 21 of our letter dated October 22, 2009. Your disclosure is still unclear. Please clarify which, if any, of the business planning activities listed continue despite the curtailment of services.  Please similarly revise the third paragraph under the going concern subheading on page F-7.

RESPONSE:  We have stated in “Business – Our Business” that despite the curtailment of activities, our business is still active with respect to car shows, new car designs and new dealerships.

Liquidity and Capital Resources, page 25

17.
We note your revision on page 25 in response to comment 23 of our letter dated October 22,2009. Your disclosure is still unclear. Considering the curtailment of services, please clarify the nature of the anticipated operating expenses totaling at least $50,000 for the next twelve months.

RESPONSE:   We have removed statements in the Registration Statement that reference anticipated operating expenses because of the difficulty in estimating such expenses at this stage of development of our Company. To the extent that we do incur operating expenses, our sole officer and director Robert J Sharp has agreed to pay such  operating expenses until sufficient consulting revenues have been generated.

18.
We note that your cash on hand totals $2,940. Please tell us how you utilized the proceeds of the $10,000 loan you received from Southridge LLC. Please also disclose the terms of this loan and how you intend to repay the loan.

RESPONSE:   The loan is non-interest bearing and is due upon demand.  The proceeds of the loan were used to pay for audit services.  When our Company has generated enough revenues from operations to repay the debt, we will repay the debt from such revenues.  See “Liquidity and Capital Resources”.

Directors. Executive Officers, and Control Persons, page 25

19.
We note your revised disclosure in response to comment 24 of our letter dated October 22, 2009. However, Mr. Sharp's employment activities and positions during the past five years remain unclear. In particular, we note that there are gaps in his employment history during this time period. Please revise your disclosure to indicate the positions held by Mr, Sharp during the entire past five years, including the names of his employers and the dates of employment. Refer to Item 401(e)(l) of Regulation S-K.

RESPONSE:  We have revised our disclosure about Mr. Sharp’s activities in the last 5 years.

Executive Compensation, page 26

20.	It does not appear that you revised your disclosure in response to comment 25 of our letter dated October 22, 2009. Accordingly, we re-issue that comment.

RESPONSE:  In response to comment 25 of your letter dated October 22, 2009, in which you asked us to revise our disclosure to confirm, if true, that “2008” in the summary compensation table refers to the fiscal year ended June 30, 2009, we can confirm that “2008” in the summary compensation table refers to the fiscal year ended June 30, 2009..  In response to your additional comment 25 of your letter dated October 22, 2009, in which you asked us to confirm, if true, that no amounts were paid to Mr. Sharp with respect to his position on our board of directors, we have stated in “Business – Directors” that our directors do not receive any compensation for serving on our board of directors.

21.	It is not clear why your summary compensation table does not include the $2,000 per month consulting fee that was paid to Mr. Sharp, which you disclose on page 27. Please revise.

RESPONSE:  We have revised the Executive Compensation table to reflect such consulting fee.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.
If, as you state in your response letter, you did not issue any shares to accredited investors in the course of your Regulation D offerings, please delete the phrase “of whom [ ] were 'accredited investors” or state that you did not  issue shares to any accredited investors.

RESPONSE:  We deleted the phrase “of whom [ ] were 'accredited investors”.

Signatures, page II-4

23.
We note your response to comment 32 of our letter dated October 22, 2009.  However, it does not appear that you have revised your signature page to identify your principal accounting officer. Please revise.

RESPONSE:  We have revised our signature page to identify our principal accounting officer.

Exhibits

24.	We note that you filed the revised legal opinion as correspondence on EDGAR. Please file the legal opinion as an exhibit to the registration statement

RESPONSE:  We have retained new legal counsel and include such new counsel’s legal opinion as Exhibit 5.2 to the Registration Statement.  Therefore, we do not attach a copy of the legal opinion of Krieger & Prager, LLP, our former legal counsel, which was erroneously filed as correspondence in our previous filing, as an exhibit to this Registration Statement.

25.
We note your indication that your counsel does not “admit that [they] are in the category of persons whose consent is required.”  We will not object to counsel's indication that they do not admit that they are an expert under Section 7 of the Act, however, their indication that they are not "in the category of persons whose consent is required" is unclear.  Please revise.

RESPONSE:  We have engaged new legal counsel, which does not make such claim.

26.	Please file as an exhibit each of the lease agreement and consulting agreement between you and Mr. Sharp, or tell us why you are not required to do so

RESPONSE:    There is no written lease agreement or consulting agreement between the Company and Mr. Sharp.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose  the  Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Robert J. Sharp
Robert J. Sharp
President